N E W S R E L E A S E

December 6, 2011

Update on United Nations Actions Regarding Eritrea

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) wishes to update shareholders on the latest developments regarding the actions by the United Nations Security Council (UNSC) in respect to Eritrea.

The UNSC resolution 2023 (2011), which was passed on December 5, 2011, includes three sections related to the mining industry and should have no direct impact on the Bisha operations, no direct impact on Nevsun Resources Ltd. and no direct impact to shareholders of Nevsun Resources Ltd.  It is not possible to estimate any indirect impacts as the resolution suggests that future guidelines will be prepared for optional use by individual UN member states.

The mining specific sections of the resolution are reprinted below:

12. Expresses concern at the potential use of the Eritrean mining sector as a financial source to destabilize the Horn of Africa region, as outlined in the Final Report of the Monitoring Group (S/2011/433), and calls on Eritrea to show transparency in its public finances, including through cooperation with the Monitoring Group, in order to demonstrate that the proceeds of these mining activities are not being used to violate relevant resolutions, including 1844 (2008), 1862 (2009), 1907 (2009) and this resolution;

13. Decides that States, in order to prevent funds derived from the mining sector of Eritrea contributing to violations of resolutions 1844 (2008), 1862 (2009), 1907 (2009) or this resolution, shall undertake appropriate measures to promote the exercise of vigilance by their nationals, persons subject to their jurisdiction and firms incorporated in their territory or subject to their jurisdiction that are doing business in this sector in Eritrea including through the issuance of due diligence guidelines, and requests in this regard the Committee, with the assistance of the Monitoring Group, to draft guidelines for the optional use of Member States;

14. Urges all States to introduce due diligence guidelines to prevent the provision of financial services, including insurance or re-insurance, or the transfer to, through, or from their territory, or to or by their nationals or entities organized under their laws (including branches abroad), or persons or financial institutions in their territory, of any financial or other assets or resources if such services, assets or resources, including new investment in the extractives sector, would contribute to Eritrea's violation of relevant resolutions, including 1844 (2008), 1862 (2009), 1907 (2009) and this resolution;

The full text of the resolution may be found on the UNSC web site.

Nevsun’s President Cliff Davis states “The State of Eritrea has been a strong partner and shareholder in the Bisha Mining Share Company, a subsidiary of Nevsun.  The Government of Eritrea has contributed to the building of the Bisha Mine, both financially and through the Board of the Bisha Mining Share Company, as well as through the support of the Ministry of Energy & Mines and various other ministries.  By collaborating with international companies, Eritrea is developing a mining industry that provides direct economic benefits, skill enhancement and supply chain expansion.  Through these cooperative efforts, sustainable development from the industry can positively impact the Eritrean economy for decades to come.

Forward Looking Statements: The above contains forward-looking statements concerning the arrangements with the State of Eritrea and the impact of actions by the United Nations Security Council and individual member states.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com